# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Curis, Inc., CIK 0001108205
CUSIP: 231269408
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 128 Spring St, Building C - Suite 500, Lexington, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-113528
Filed by CIK 0001132317

## Reporting persons
- Thomas A. Satterfield, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 131,725; shared voting power 484,840; sole dispositive power 131,725; shared dispositive power 484,840; aggregate amount beneficially owned 616,565 (8.8% of the class)
  Comment: * Based on 6,679,229 shares of common stock of the issuer outstanding as of October 26, 2026, as reported by the issuer in its Definitive Proxy Statement on Schedule 14A filed on November 2, 2026. The Reporting Person may be deemed to beneficially own (i) 326,500 shares of common stock and (ii) 290,065 warrants with a 9.99% limit on the exercise of such warrants (consisting of common stock warrants, Series A warrants, Series B warrants and Series C warrants). All of the warrants provide that the holder will not have a right to exercise the warrants for common stock if, as a result of such exercise, the holder, together with his affiliates, would exceed 9.99% beneficial ownership of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock issuable upon such exercise. The share numbers set forth herein represent the number of shares of common stock held by the Reporting Person and assume the exercise of all of the warrants described above.

## Item 1. Issuer
Name of issuer: Curis, Inc.
Address of issuer's principal executive offices: 128 Spring Street, Building C - Suite 500, Lexington, MA 02421

## Item 2. Person Filing
Name of person filing: Thomas A. Satterfield, Jr.
Address of principal business office or, if none, residence:
15 Colley Cove Drive
Gulf Breeze, Florida 32561
Citizenship: Incorporated by reference from Item 4 of the Cover Page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference from Item 9 of the Cover Page.
Percent of class: Incorporated by reference from Item 11 of the Cover Page.
Sole power to vote or to direct the vote: Incorporated by reference from Item 5 of the Cover Page.
Shared power to vote or to direct the vote: Incorporated by reference from Item 6 of the Cover Page.
Sole power to dispose or to direct the disposition: Incorporated by reference from Item 7 of the Cover Page.
Shared power to dispose or to direct the disposition: Incorporated by reference from Item 8 of the Cover Page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: With respect to the beneficial ownership reported for Thomas A. Satterfield, Jr., 100,500 shares of common stock and 88,822 shares of common stock issuable upon the exercise of warrants are held by Tomsat Investment & Trading Co., Inc., a corporation wholly owned by Mr. Satterfield and of which he serves as President; and 150,500 shares of common stock and 145,018 shares of common stock issuable upon exercise of warrants are held by A.G. Family L.P., a partnership managed by a general partner controlled by Mr. Satterfield.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Thomas A. Satterfield, Jr.: /s/ Thomas A. Satterfield, Jr., Thomas A. Satterfield, Jr. (11/10/2026)